SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934
(Amendment No. 1)
________________________

TS&W / CLAYMORE TAX-ADVANTAGED BALANCED FUND
(Name of Subject Company)
________________________

Western Investment LLC
Western Investment Hedged Partners L.P.
Western Investment Total Return Partners L.P.
Western Investment Activism Partners LLC and
Western Investment Total Return Fund Ltd.
(Names of Filing Persons—Offeror)
____________________________________

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
______________________
87280R108
(CUSIP Number of Class of Securities)
________________________

ARTHUR D. LIPSON
WESTERN INVESTMENT LLC
7050 S. Union Park Center, Suite 590
Midvale, Utah 84047
(801) 568-1400
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
STEVEN WOLOSKY, ESQ.
ADAM W. FINERMAN, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300

CALCULATION OF FILING FEE

Transaction valuation*	Amount of Filing Fee**
$11,122,700	$1,291.36

* Estimated for purposes of calculating the filing fee only. This amount was determined by multiplying 1,000,000 shares of common stock of TS&W / Claymore Tax-Advantaged Balanced Fund, which represents the estimated maximum number of shares of common stock of TYW to be acquired in the tender offer, by a price per share of $11.1227, which represents 94.5% of the net asset value per share on April 1, 2011.

**  The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2011, issued December 22, 2010, by multiplying the transaction value by 0.0001161.

☒        Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,033.07

Form or Registration No.:	SC TO-T

Filing Party:	Western Investment LLC
Western Investment Hedged Partners L.P.
Western Investment Total Return Partners L.P.
Western Investment Activism Partners LLC and
Western Investment Total Return Fund Ltd.

DATE FILED:	April 4, 2011

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒    third-party tender offer subject to Rule 14d-1.
☐    issuer tender offer subject to Rule 13e-4.
☐    going-private transaction subject to Rule 13e-3.
☐    amendment to Schedule 13D under Rule 13d-2.

 Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

SCHEDULE TO

This Amendment No. 1 to Schedule TO (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on April 4, 2011 (the “Schedule TO”), by Western Investment LLC, a Delaware limited liability company, Western Investment Hedged Partners L.P., a Delaware limited partnership, Western Investment Total Return Partners L.P., a Delaware limited partnership, Western Investment Activism Partners LLC, a Delaware limited liability company and Western Investment Total Return Fund Ltd., a Cayman Islands corporation (collectively, the “Western Funds,” “we,” “our,” or “us”).  The Schedule TO relates to our initial offer to purchase up to 800,000 of the outstanding shares of common stock, $0.01 par value (the “Shares”), of TS&W / Claymore Tax-Advantaged Balanced Fund, at a price per Share (the “Purchase Price”), net to the seller in cash (subject to applicable withholding taxes and any brokerage fees that may apply), without interest thereon, equal to 94.5% of the net asset value (“NAV”) per Share determined as of the close of the regular trading session of the New York Stock Exchange, on the Expiration Date or, if the Offer is extended, on the next business day after the day to which the Offer is extended (the “Pricing Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 4, 2011 (the “Offer to Purchase”), and in the related Letter of Transmittal, attached as Exhibit (a)(1)(B) to the Schedule TO (the “Letter of Transmittal,” which, together with any supplements or amendments, collectively constitute the “Offer”).

This Amendment No. 1 amends the Offer to increase the maximum number of Shares we are offering from 800,000 to 1,000,000 Shares.  This Amendment No. 1 is made upon the terms and subject to the conditions set forth below.

All information in the Offer to Purchase, the Letter of Transmittal and other exhibits to the Schedule TO is hereby expressly incorporated in this Amendment No. 1 by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent provided herein.  All capitalized terms used but not defined in this Amendment No. 1 have the meanings ascribed to them in the Schedule TO.  Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule TO.  This Amendment No. 1 should be read together with the Schedule TO and all exhibits thereto.

ITEMS 1 THROUGH 9; ITEM 11.

Item 11 of the Schedule TO is amended and supplemented to add the following:

“On April 14, 2011, the Western Funds amended the Offer to increase the number of Shares that the Western Funds are offering to purchase from 800,000 Shares to 1,000,000 Shares.  The full text of the press release issued by the Western Funds on April 14, 2011 announcing such increase is filed as Exhibit (a)(1)(G) hereto and is incorporated by reference.”

The Offer to Purchase is amended as follows:

General Amendments

All references to “800,000” Shares in the Offer to Purchase are amended to be references to “1,000,000” Shares.

Summary Term Sheet

In the “Summary Term Sheet” section of the Offer to Purchase, the second paragraph in the answer to the question “Who Is Offering to Purchase My Shares?” is hereby amended and restated in its entirety to read:

“Following consummation of the Offer, the Western Funds will beneficially own in the aggregate up to approximately 12.7% of the outstanding Shares of TYW, assuming 1,000,000 Shares (the maximum number of Shares that the Western Funds are offering to purchase) have been tendered and accepted by the Western Funds.  The Western Funds are not affiliated with TYW.  See Section 9 for more information about the Western Funds and certain other entities associated with the Western Funds that own shares of Common Stock.”

In the “Summary Term Sheet” section of the Offer to Purchase, the answer to the question “What Are the Classes and Amounts of Securities Sought in the Offer?” is hereby amended and restated in its entirety to read:

“Subject to certain conditions, we are offering to purchase up to 1,000,000 of the outstanding shares of Common Stock that we (and our affiliates) do not own, which represents approximately 6.5% of the Common Stock outstanding.  As of December 31, 2010, according to TYW’s Annual Report to Shareholders on Form N-CSR filed with the Commission on March 9, 2011, there were 15,407,000 shares of Common Stock outstanding.  If more than 1,000,000 Shares are validly tendered and not properly withdrawn, we will purchase 1,000,000 Shares on a pro rata basis (subject to adjustments for fractional shares).  See Section 1 for more information.”

In the “Summary Term Sheet” section of the Offer to Purchase, the answer to the question “Do the Western Funds Have the Financial Resources to Make Payment?” is hereby amended and restated in its entirety to read:

“Yes.  If the total amount of Shares sought are purchased, and assuming the Offer Price will be approximately $11.12 per Share (based on the NAV as of the close of the regular trading session of the NYSE on April 1, 2011, the last trading day before the Western Funds publicly disclosed their intention to make the Offer, which was at $11.77 per Share), our capital commitment will be approximately $11,122,650.  We intend to pay the Offer Price and related expenses using our investment capital.  We currently have sufficient investment capital to fund all of our commitments under this Offer.  See Section 12 for more information.”

Section 9.	Certain Information Concerning the Western Funds.

The ninth, tenth, eleventh, twelfth and thirteenth paragraphs of Section 9 (“Certain Information Concerning the Western Funds”) of the Offer to Purchase are hereby amended and restated in their entirety to read as follows:

“As of the date hereof, WIHP, WIAP and WITRP beneficially owned 346,001.793, 279,877 and 323,754 shares of Common Stock, respectively, constituting approximately 2.2%, 1.8% and 2.1%, respectively, of the shares of Common Stock outstanding.

As the general partner of each of WIHP and WITRP and the managing member of WIAP, WILLC may be deemed to beneficially own the 949,632.793 shares of Common Stock owned in the aggregate by WIHP, WIAP and WITRP, constituting approximately 6.2% of the shares of Common Stock outstanding, in addition to the 406 shares of Common Stock it holds directly.

As the managing member of WILLC, Mr. Lipson may be deemed to beneficially own the 950,038.793 shares of Common Stock beneficially owned by WILLC, constituting approximately 6.2% of the shares of Common Stock outstanding.  As members of a group with the Benchmark Entities for the purposes of Rule 13d-5(b)(1) of the Exchange Act, the Western Funds and Mr. Lipson may be deemed to beneficially own the 493,502 shares of Common Stock owned by the Benchmark Entities.  The Western Funds and Mr. Lipson disclaim beneficial ownership of such shares of Common Stock.

As of the date hereof, BPIP and BPP beneficially owned 405,966 and 87,536 shares of Common Stock, respectively, constituting approximately 2.6% and less than 1%, respectively, of the shares of Common Stock outstanding.

As the managing member of each of BPIP and BPP, BPM may be deemed to beneficially own the 493,502 shares of Common Stock owned in the aggregate by BPIP and BPP, constituting approximately 3.2% of the shares of Common Stock outstanding.  As managing members of BPM, each of Messrs. Franzblau and Ferguson may be deemed to beneficially own the 493,502 shares of Common Stock beneficially owned by BPM, constituting approximately 3.2% of the Shares outstanding.  As members of a group with the Western Funds for the purposes of Rule 13d-5(b)(1) of the Exchange Act, the Benchmark Entities may be deemed to beneficially own the 950,038.793 shares of Common Stock owned by the Western Funds.  The Benchmark Entities disclaim beneficial ownership of such shares of Common Stock.”

Section 12.	Source and Amount of Funds

The first paragraph of Section 12 (“Source and Amount of Funds”) of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“If we purchase 1,000,000 Shares pursuant to the Offer, (which is the maximum amount that we are seeking to purchase in the Offer) and assuming the Offer Price will be approximately $11.12 per Share (based on the NAV as of the close of the regular trading session of the NYSE on April 1, 2011, the last trading day before we publicly disclosed our intention to make the Offer, which was $11.77 per Share), our aggregate cost will be approximately $11,122,650, not including fees and expenses which are estimated to be approximately $35,000.  See Section 1 and Section 2 for more information.  We intend to pay the Offer Price and related expenses using our investment capital.  We currently have sufficient investment capital to fund all of our commitments under this Offer and all other tender offers we may be presently making.”

Schedule II.	Purchases and Sales in the Common Stock of TYW During the Past Sixty Days

Schedule II (Purchases and Sales in the Common Stock of TYW During the Past Sixty Days) of the Offer to Purchase is hereby amended to add the following transaction:

Transaction	Date	Quantity	Price ($)

Western Investment Hedged Partners L.P.

*	03/31/11	1.7930	--

* Shares acquired through TYW’s Dividend Repurchase Plan.

The Letter of Transmittal is hereby amended as follows:

All references to “800,000” Shares in the Letter of Transmittal are amended to be references to “1,000,000” Shares.

The Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, attached as Exhibit (a)(1)(C) to the Schedule TO (the “Letter to Brokers”), is hereby amended as follows:

All references to “800,000” Shares in the Letter to Brokers are amended to be references to “1,000,000” Shares.

The Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees , attached as Exhibit (a)(1)(D) to the Schedule TO (the “Letter to Clients”), is hereby amended as follows:

All references to “800,000” Shares in the Letter to Clients are amended to be references to “1,000,000” Shares.

ITEM 12.	EXHIBITS.

Item 12 of the Schedule TO is amended and supplemented by adding the following:

(a)(1)(G)	Press Release issued by Western Investment LLC and affiliates, dated April 14, 2011, announcing an increase in the size of the Offer.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 14, 2011	WESTERN INVESTMENT LLC

	By:	/s/ Arthur D. Lipson
		Name:	Arthur D. Lipson
		Title:	Managing Member

WESTERN INVESTMENT HEDGED PARTNERS L.P.

By:	Western Investment LLC
General Partner

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

WESTERN INVESTMENT ACTIVISM PARTNERS LLC

By:	Western Investment LLC
Managing Member

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.

By:	Western Investment LLC
General Partner

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

WESTERN INVESTMENT TOTAL RETURN FUND LTD.

By:	Western Investment LLC
Investment Manager

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

/s/ Arthur D. Lipson
ARTHUR D. LIPSON

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated April 4, 2011.*
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*
(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*
(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(F)	Press Release issued by Western Investment LLC and affiliates, dated April 4, 2011, announcing the commencement of the Offer.*
(a)(1)(G)	Press Release issued by Western Investment LLC and affiliates, dated April 14, 2011, announcing an increase in the size of the Offer.**

*	Previously filed with the Schedule TO on April 4, 2011.
**	Filed herewith.